May 31, 2011

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 317

Dear Sir or Madam:

Pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Registrant”) is Post-Effective Amendment No. 317 to the currently effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

 The primary purposes of this filing are to:  (1) add Longhorn Capital Partners, LP and St. James Investment Company, LLC as sub-advisers to the Absolute Strategies Fund; (2) add Pine Cobble Capital, LLC as a sub-adviser to the Absolute Opportunities Fund; and (3) make other non-material changes to the Funds’ prospectuses and Statements of Additional information.

The Registrant has elected that this filing be automatically effective on August 1, 2011, pursuant to Rule 485(a)(1) under the 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine J. Rosenberger
Francine J. Rosenberger
Attachments

cc:  David Faherty
Atlantic Fund Services